

May 10, 2024

Stefan Schulz
Chief Financial Officer
PROS Holdings, Inc.
3200 Kirby Drive, Suite 600
Houston, Texas 77098

> **Re: PROS Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 14, 2024**
> **File No. 001-33554**

Dear Stefan Schulz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Metrics
Free Cash Flow, page 25

1. We note that your Free Cash Flow measure includes an adjustment to add back severance payments. This measure is not calculated in accordance with Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that require, or will require, cash settlement from a non-GAAP liquidity measure. Please revise this measure in future filings with the Commission.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or

Stefan Schulz
PROS Holdings, Inc.
May 10, 2024
Page 2

absence of action by the staff.

Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology